UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-34799

BIQI INTERNATIONAL HOLDINGS CORPORATION
(Translation of registrant's name into English)

Suite K, 12th Floor, Building A, Jiangjing Mansion

228 Yanjiang Ave., Jiangan District, Wuhan City

Hubei Province, China 430010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 8, 2019, we received notice (the “ Minimum Bid Price Deficiency Notice”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that our Common Shares did not meet the continued listing requirement as set forth in Listing Rule 5550(a)(2) based on the closing bid price of the Common Shares for the preceding 30 business days.

Under Listing Rule 5810(c)(3)(A), we received a 180-calendar day grace period from the date of the Minimum Bid Price Deficiency Notice to regain compliance by meeting the continued listing standard of a minimum closing bid price of at least $1.00 per share for 10 consecutive business days during the 180-calendar day grace period ending on January 6, 2020.

In accordance with Listing Rule 5810(c)(3)(A), in addition to such initial grace period, we could be afforded an additional 180-calendar day compliance period, provided that on the 180th calendar day of the initial grace period, we (i) met the applicable market value of publicly held shares requirement for continued listing and all other applicable requirements for initial listing on The NASDAQ Capital Market (except for the bid price requirement) and (ii) notified NASDAQ of its intent to cure the minimum bid price deficiency.

In a press release issued on May 9, 2019, it was announced that on May 6, 2019 we received a letter (the “Failure to File Notice”) from NASDAQ stating that, because we had not yet filed our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”), we were no longer in compliance with Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Failure to File Notice stated that we had until May 20, 2019 to submit to NASDAQ a plan to regain compliance with the Listing Rule 5250(c)(1). In setting the May 20, 2019 deadline for submitting a plan of compliance, the NASDAQ Staff determined to apply more stringent criteria and shorten the normal time period for us to submit our plan. The Failure to File Notice stated that if NASDAQ accepted our plan, then NASDAQ could grant us up to 180 days from the prescribed due date for filing the Form 20-F to regain compliance.

On May 20, 2019, we submitted our plan for compliance for filing the delinquent Form 20-F in which we undertook to file the Form 20-F by July 31, 2019.

On July 10, 2019, we received a letter (the “Delisting Notice”) from NASDAQ advising us that its Staff had determined to deny our request for an extension of time to file our Annual Report on Form 20--F for the year ended December 31, 2018 and to delist our Common Shares for failing to comply with Listing Rule 5250(c)(1). In addition, the Delisting Notice stated that conflicting public disclosures in our SEC reports had created a lack of clarity regarding the composition of our Board of Directors, as well as our executive management, raising significant concerns regarding the governance of our company, which the Staff believed constituted a separate and discrete basis for delisting in the exercise of the discretionary authority granted to the Staff by Listing Rule 5101. Listing Rule 5101 states, in part, that NASDAQ "...has broad discretionary authority over the initial and continued listing of securities in NASDAQ in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. NASDAQ may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for initial or continued listing on NASDAQ."

The Notice stated that unless we request an appeal of the Staff’s determination to delist our Common Shares, trading of our Common Shares will be suspended at the opening of business on July 19, 2019, and a Form 25-NSE will be filed with the SEC, which will remove our securities from listing and registration on The Nasdaq Stock Market.

We intend to request a hearing with a Hearings Panel at NASDAQ to appeal the delisting determination and to request a stay of the trading suspension pending the outcome of the hearing. In addition, we will submit a plan of compliance to regain compliance with Nasdaq’s requirements for continued listing of our Common Shares with our request for a hearing. However, there can be no assurance that we will be able to regain compliance with such requirements.

The following exhibit is attached:

99.1       Press Release of Biqi International Announcing Delisting Pursuant to Rule 5250(c)(i)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIQI International Holdings Corporation

Date: July 12, 2019	By:	/s/ Hanying Li
Hanying Li Chief Financial Officer